UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2024

Fundrise Growth eREIT III, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-2162909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “SEC”), which may be accessed here (beginning on page 24) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.                     Business

Fundrise Growth eREIT III, LLC is a Delaware limited liability company formed on October 5, 2018 to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. The use of the terms “Fundrise Growth eREIT III”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Growth eREIT III, LLC unless the context indicates otherwise. We use substantially all of the net proceeds raised from our Regulation A offerings of common shares of the Company (which we refer to as our “Offerings”) to originate, acquire, and structure a diversified portfolio of real estate properties. We may also invest, to a limited extent, in real estate loans, as well as real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2019, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell real estate properties. We acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments, if any, will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

●	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

●	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

●	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

●	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

●	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

●	to realize growth in the value of our investments over the long term;

●	to grow net cash from operations so cash flow is available for distributions to investors over the long term; and

●	to preserve, protect and return shareholders’ capital contributions.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our latest Offering Circular filed with the SEC, which may be accessed here (beginning on page 24), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward looking statements. For more information, see “Statements Regarding Forward Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Offering Results

As of December 31, 2024, we were offering up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A. The Offering was being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently, the Company qualified an offering statement on January 8, 2024, qualifying $75.0 million in common shares for sale pursuant to Regulation A. As of December 31, 2024 and 2023, we had raised gross offering proceeds of approximately $50.9 million and $49.4 million in total, respectively, from settled subscriptions (including approximately $100,000 received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offerings and private placements for an aggregate of approximately 5.0 million and 4.9 million, respectively, of our common shares.

During the first quarter of 2025, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”).

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless the Offering is terminated by our Manager at an earlier time. The per share purchase price for our common shares is adjusted by our Manager at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$17.37	Form 1-U
March 31, 2023	$16.88	Form 1-U
June 30, 2023	$16.35	Form 1-U
September 30, 2023	$15.81	Form 1-U
December 30, 2023	$14.73	Form 1-U
March 29, 2024	$15.17	Form 1-U
June 29, 2024	$15.38	Form 1-U
September 30, 2024	$15.62	Form 1-U
December 31, 2024	$15.85	Form 1-U
March 31, 2025	$15.95	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from capital gains for the year ended December 31, 2024. When calculated on a tax basis, distributions were made 100% from return of capital for the year ended December 31, 2023.

Any distributions that we make will directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 4. Distributions in our consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2024 and 2023, approximately 2.1 million and 1.6 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe redemptions requested during the year ended December 31, 2024 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We primarily generate cash flows through distributions from equity method investees and proceeds from our Offering. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Investments in Equity Method Investees, in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2024 and 2023, we had total net income of approximately $5.1 million and net loss of approximately $601,000, respectively. Further information on the notable changes in our results are as follows:

Expenses

Depreciation and Amortization

For the years ended December 31, 2024 and 2023, we incurred depreciation and amortization expense of approximately $0 and $11,000, respectively. The decrease in depreciation and amortization expense is due to the sale of our only consolidated rental real estate property on November 8, 2023. As of December 31, 2024 and 2023, we had no consolidated real estate investment properties.

Property Operating and Maintenance

For the years ended December 31, 2024 and 2023, we incurred property operating and maintenance expense of approximately $1,000 and $39,000, respectively. The decrease in property operating and maintenance expense is due to the sale of our only consolidated rental real estate property on November 8, 2023. As of December 31, 2024 and 2023, we had no consolidated real estate investment properties.

Investment Management Fees – Related Party

For the years ended December 31, 2024 and 2023, we incurred investment management fees of approximately $424,000 and $517,000, respectively. The decrease in investment management fees is directly related to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout the year.

Other Income (Expense)

Dividend Income

For the year ended December 31, 2024 and 2023, we earned dividend income of approximately $83,000 and $35,000 respectively. The increase in dividend income is primarily attributable to an increase in cash invested in the money market sweep account opened in November 2023.

Equity in Earnings

For the years ended December 31, 2024 and 2023, we had equity in earnings of approximately $5.9 million and $248,000, respectively, from our equity method investees. The increase in equity in earnings is primarily attributable to the gain recognized from the sale of one multifamily property held by one of our equity method investees during the year ended December 31, 2024, which resulted in earnings of $5.6 million. See Note 3, Investments in Equity Method Investees for further information regarding the disposition.

Interest Expense – Related Party

For the years ended December 31, 2024 and 2023, we incurred interest expense of approximately $34,000 and $276,000, respectively. The decrease in interest expense is due to an overall lower average principal balance outstanding on related party promissory notes during the year ended December 31, 2024 compared to the prior comparative period. See Note 6, Related Party Arrangements, in our consolidated financial statements for more information.

Gain on Sale of Investments in Rental Real Estate

For the years ended December 31, 2024 and 2023, we had a gain on sale of investments in rental real estate properties of approximately $0 and $299,000, respectively. The gain on sale of investments in rental real estate properties is related to the sale of one of our investments in rental real estate properties in the prior period. There were no dispositions in the current year.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through December 31, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly- Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Exit Price (1)	Projected Hold Period (1)	Overview (Form 1-U)
RSE E353 Controlled Subsidiary(2)	Los Angeles, CA	Multifamily	1,800	03/28/2019	$775,000	$20,000	$1,139,000 -$1,485,000	10 years	Initial	Update

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(2)	On November 8, 2023, the underlying property at the RSE E353 Controlled Subsidiary was sold for net proceeds of $1.1 million.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE SW4 Controlled Subsidiary(2)	Dallas-Fort Worth MSA	Multifamily	06/28/2019	$40,877,070	Initial	Update Update 2

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)

On December 30, 2024, the RSE SW4 Controlled Subsidiary (SW4 JV LP) sold one of its stabilized garden-style multifamily properties for a sales price of approximately $44.0 million. Our distribution received from the sale totaled approximately $7.7 million. The SW4 JV LP continues to own and operate three stabilized garden-style multifamily properties in the Dallas-Fort Worth metropolitan statistical area (“MSA”). See Note 3, Investments in Equity Method Investees for further information regarding the disposition.

As of December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 6, Related Party Arrangements for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offerings, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of December 31, 2024, we had deployed approximately $44.3 million for two investments and had approximately $7.6 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. Other than our investments, we have no additional future funding commitments. As of December 31, 2024, we anticipate that cash on hand, proceeds from future Offerings, and distributions received from equity method investees will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. As of April 24, 2025 and December 31, 2024, we had no outstanding unsecured Company level debt, including principal and accrued interest. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past twelve months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. In September 2024, the Federal Reserve began its much anticipated rate cutting cycle, though recent announcements have suggested a slower or more uncertain path to additional cuts, which in turn translated to positive performance across most of the portfolio. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this recovery will continue to gain momentum in the coming years. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes (NOI).

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Federal Reserve, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated, meaning that the potential for similar or larger gains could be achieved as rates continue to come down. We expect the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that changing political administrations and changing policies will inevitably impact the economy, potentially through the deregulation of the financial sector, implementation of tariffs, reduced immigration, and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens, more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only drive up investment demand but also further reduce future supply, compounding the existing supply constraints, resulting in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off-balance sheet arrangements.

Recent Developments

Status of our Offering

During the first quarter of 2025, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement on Form 1-A to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

Note Receivable

On January 8, 2025, the Company issued a promissory note to National Lending with a principal amount of $5.0 million. The note bears a 5.75% interest rate, and all interest is accrued, and will be received at maturity. The note matures on December 31, 2025. On March 27, 2025, National Lending fully repaid the outstanding principal balance, inclusive of accrued interest.

On April 4, 2025, the Company issued a promissory note to National Lending with a principal amount of $3.3 million. The note bears a 6.25% interest rate, and all interest is accrued, and will be received at maturity. The note matures on April 3, 2026. As of April 24, 2025, the outstanding balance of the receivable, inclusive of accrued interest, is approximately $3.3 million.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	48	Chief Executive Officer
Brandon T. Jenkins	39	Chief Operating Officer
Bjorn J. Hall	44	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	44	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

 Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 6, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2025 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	13	*
Brandon T. Jenkins	19	*
Bjorn J. Hall	80	*
Alison A. Staloch	-	-
All executive officers of our Manager as a group (4 persons)	112	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 6, Related Party Arrangements in our consolidated financial statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT III, LLC

Independent Auditor’s Report

Members

Fundrise Growth eREIT III, LLC

Opinion

We have audited the consolidated financial statements of Fundrise Growth eREIT III, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 24, 2025

Fundrise Growth eREIT III, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2024	As of December 31, 2023
ASSETS
Cash and cash equivalents	$7,625	$4,946
Other assets, net	5	29
Investments in equity method investees	10,841	15,352
Total Assets	$18,471	$20,327

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$137	$69
Due to related party	107	121
Settling subscriptions	24	-
Redemptions payable	1,825	2,139
Distributions payable	25	362
Total Liabilities	2,118	2,691

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 5,041,467 and 4,942,781 shares issued and 2,911,085 and 3,323,188 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	21,912	28,189
Accumulated deficit and cumulative distributions	(5,559)	(10,553)
Total Members’ Equity	16,353	17,636
Total Liabilities and Members’ Equity	$18,471	$20,327

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Revenue
Other revenue	$-	$-
Total revenue	-	-

Expenses
Depreciation and amortization	-	11
Property operating and maintenance	1	39
Investment management fees - related party	424	517
General and administrative expenses	355	340
Total expenses	780	907

Other income (expense)
Equity in earnings	5,855	248
Dividend income	83	35
Interest expense - related party	(34)	(276)
Gain on sale of investments in rental real estate	-	299
Total other income (expense)	5,904	306

Net income (loss)	$5,124	$(601)

Net income (loss) per basic and diluted common share	$1.62	$(0.17)
Weighted average number of common shares outstanding	3,161,612	3,610,845

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated Deficit and Cumulative	Total Members’
	Shares	Amount	Distributions	Equity
December 31, 2022	3,749,893	$35,273	$(8,903)	$26,370
Offering costs	-	(126)	-	(126)
Distributions declared on common shares	-	-	(1,049)	(1,049)
Redemptions of common shares	(426,705)	(6,958)	-	(6,958)
Net loss	-	-	(601)	(601)
December 31, 2023	3,323,188	$28,189	$(10,553)	$17,636
Proceeds from issuance of common shares	98,686	1,511	-	1,511
Offering costs	-	(45)	-	(45)
Distributions declared on common shares	-	-	(130)	(130)
Redemptions of common shares	(510,789)	(7,743)	-	(7,743)
Net income	-	-	5,124	5,124
December 31, 2024	2,911,085	$21,912	$(5,559)	$16,353

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
OPERATING ACTIVITIES:
Net income (loss)	$5,124	$(601)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	-	11
Equity in earnings	(5,855)	(248)
Return on investment from equity method investees	4,878	-
(Gain) loss on sale of investments in real estate properties	-	(299)
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	24	(17)
Net increase (decrease) in accounts payable and accrued expenses	68	6
Net increase (decrease) in due to related party	(15)	(191)
Net cash provided by (used in) operating activities	4,224	(1,339)
INVESTING ACTIVITIES:
Return of investment from equity method investees	5,488	18,540
Proceeds from sale of investments in rental real estate properties	-	1,075
Net cash provided by investing activities	5,488	19,615
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	1,511	-
Proceeds from notes payable - related party	1,600	3,000
Repayment of note payable - related party	(1,600)	(10,500)
Proceeds from settling subscriptions	24	-
Redemptions paid	(8,057)	(5,940)
Distributions paid	(467)	(1,282)
Offering costs paid	(44)	(126)
Net cash used in financing activities	(7,033)	(14,848)

Net increase in cash and cash equivalents	2,679	3,428
Cash and cash equivalents, beginning of year	4,946	1,518
Cash and cash equivalents, end of year	$7,625	$4,946

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid - related party	$34	$434

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

1.             Formation and Organization

Fundrise Growth eREIT III, LLC was formed on October 5, 2018, as a Delaware limited liability company and commenced operations on February 22, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT III, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments and may also invest in real estate-related debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2019. As of December 31, 2024, we have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. We have elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) have been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $75.0 million of shares on January 8, 2024, which represented the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the first quarter of 2025, the Manager closed the Regulation A Offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager.

As of December 31, 2024 and 2023, after redemptions, the Company has net common shares outstanding of approximately 2.9 million and 3.3 million, respectively, including common shares held by related parties. As of December 31, 2024 and 2023, Rise Companies Corp. (the “Sponsor”) owned 500 common shares. As of December 31, 2024 and 2023, Fundrise, L.P., an affiliate of the Sponsor, owned 0 and 9,500 common shares, respectively. As of December 31, 2024 and 2023, the total amount of equity issued by the Company on a gross basis was approximately $50.9 million and $49.4 million, respectively. As of December 31, 2024 and 2023, the total amount of settling subscriptions was approximately $24,000 and $0, respectively. These amounts were based on a per share price of $15.62 and $15.81 as of December 31, 2024 and 2023, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance.

2.            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. The Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net loss for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs as of December 31, 2024 and 2023. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2024 and 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Income (Loss) per Share

Basic income (loss) per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic income (loss) per share is computed by dividing income or loss available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2024 and 2023.

Offering Costs

Offering costs include all expenses to be paid by the Company in connection with the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the years ended December 31, 2024 and 2023, the Company directly incurred offering costs of approximately $45,000 and $126,000, respectively. As of December 31, 2024 and 2023, approximately $1,000 and $0 of offering costs remained payable, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference (if any), and to recognize our share of net earnings or losses of the investment as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of December 31, 2024 and 2023, we did not have any VIEs.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2024 and 2023.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2019, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2024 and 2023. No gross deferred tax assets or liabilities have been recorded as of December 31, 2024 and 2023.

Beginning with the year ended December 31, 2020, we elected to treat our sole wholly-owned subsidiary as a QRS. A QRS is a corporation that is wholly-owned by the Company and is disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of December 31, 2024, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue and Income Recognition

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Recent Accounting Pronouncements

In this reporting period, the Company adopted FASB Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting, which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. Adoption of the new standard impacted financial statement disclosures only and did not affect the Company’s financial position or its results of operations.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The amendment is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

3.             Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Beginning balance	$15,352	$33,644
Distributions from equity method investees (1)	(10,366)	(18,540)
Equity in earnings of equity method investees (1)	5,855	248
Ending balance	$10,841	$15,352

(1)	On December 30, 2024, RSE SW4 (SW4 JV LP) sold one of its stabilized garden-style multifamily properties for a sales price of approximately $44.0 million. Proceeds from the sale totaled approximately $15.2 million, net of repayment of approximately $28.4 million of outstanding senior loans and closing costs of approximately $400,000. Our distribution received from the sale totaled approximately $7.7 million. The SW4 JV LP continues to own and operate three stabilized garden-style multifamily properties in the Dallas-Fort Worth metropolitan statistical area (“MSA”).

As of December 31, 2024 and 2023, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 51% non-controlling member interest in SW4 JV LP, whose activities are carried out through Dallas SW4, comprised of four stabilized garden-style multifamily properties located in the Dallas-Fort Worth MSA. On December 30, 2024, SW4 JV LP sold one of its stabilized garden-style multifamily properties. SW4 JV LP continues to own and operate three stabilized garden-style multifamily properties in the Dallas-Fort Worth MSA.

(2)	The contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of December 31, 2024 and 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $3.4 million and $3.8 million, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2024	As of December 31, 2023
Real estate assets, net	$149,387	$187,325
Other assets (1)	108,664	79,213
Total assets	258,051	266,538

Mortgage notes payable	$138,226	$166,228
Other liabilities (2)	27,500	6,997
Equity	92,325	93,313
Total liabilities and equity	$258,051	$266,538
Company’s equity investment, net	$10,841	$15,352

(1)	As December 31, 2024 and 2023, approximately $98.3 million and $57.3 million, respectively, of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	As of December 31, 2024 and 2023, approximately $22.0 million and $0 of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Total revenue	$34,730	$31,501
Total expenses	15,419	27,644
Other income (expense)	(3,667)	-
Net income	$15,644	$3,857
Company’s equity in net income of investee	$5,855	$248

4.            Distributions

Distributions are calculated based on members of record each day during the distribution period. During the years ended December 31, 2024 and 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $130,000 and $1.0 million, respectively. Of the distributions declared during the years ended December 31, 2024 and 2023, approximately $105,000 and $687,000, respectively, were paid. Approximately $25,000 and $362,000 remained payable as of December 31, 2024 and 2023, respectively.

5.            Fair Value of Financial Instruments

We are required to disclose an estimate of the fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, other assets, and promissory notes to related parties reported in the consolidated balance sheets approximate fair value because of the short maturity of these instruments.

6.             Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2024 and 2023, the Manager incurred approximately $10,000 and $4,000 of costs on our behalf, respectively. As of December 31, 2024 and 2023, approximately $1,000 of operating costs remain payable to the Manager.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2024 and 2023, we incurred investment management fees of approximately $424,000 and $517,000, respectively. As of December 31, 2024 and 2023, approximately $103,000 and $120,000, respectively, of investment management fees remain payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. As of December 31, 2024 and 2023, no development management fees have been incurred or paid to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing assets. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. For the years ended December 31, 2024 and 2023, no special servicing fees have been incurred or paid to the Manager. As of December 31, 2024 and 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the years ended December 31, 2024 and 2023, no disposition fees have been incurred. As of December 31, 2024 and 2023, no disposition fees are payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. Fundrise Lending, LLC allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2024 and 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P., Member

Fundrise, L.P., an affiliate of our Sponsor, was a member of the Company and held 9,500 shares as of December 31, 2023. As of December 31, 2024, Fundrise, L.P. held 0 shares and is no longer a member of the Company. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, the Sponsor incurred approximately $36,000 and $57,000 of costs on our behalf, respectively, in connection with the Shared Services Agreement. As of December 31, 2024 and 2023, approximately $3,000 and $0, respectively, were due and payable to the Sponsor.

For the years ended December 31, 2024 and 2023, no acquisition fees related to investments in real estate properties were incurred or paid to the Sponsor.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of December 31, 2024 and 2023, the Company has contributed approximately $3.4 million and $3.4 million for a 5% and a 5.3% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREIT or Fund are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company during the years ended December 31, 2024 and 2023 and remaining outstanding balances as of December 31, 2024 and 2023 (dollar amounts in thousands):

Note	Maximum Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2024	Balance at December 31, 2023
2022 - A(1)(5)	$1,500	6.75%	01/03/2024	$-	$-
2022 - B(2)(5)	$1,000	6.00%	03/30/2024	$-	$-
2022 - C(3)(5)	$1,000	6.00%	06/29/2024	$-	$-
2022 - D(4)(5)	$1,000	6.50%	07/12/2024	$-	$-
2022 - E(5)	$2,000	5.25%	09/24/2023	$-	$-
2022 - F(5)	$1,000	5.25%	10/10/2023	$-	$-
2023 - A(5)	$1,000	6.75%	01/03/2024	$-	$-
2023 - B(5)	$1,000	6.00%	03/31/2024	$-	$-
2023 - C(5)	$1,000	6.00%	06/30/2024	$-	$-
2024 - A(6)	$900	6.50%	06/28/2025	$-	$-
2024 - B(7)	$2,000	5.75%	09/30/2025	$-	$-
			Total	$-	$-

(1)

On January 3, 2023, the Company and National Lending agreed to modify and extend Note 2022 - A’s maturity date from January 3, 2023 to January 3, 2024. As a part of the extension, the interest rate was increased from 3.50% to 6.75% per annum.

(2)	On March 30, 2023, the Company and National Lending agreed to modify and extend Note 2022 - B’s maturity date from March 30, 2023 to March 30, 2024. As a part of the extension, the interest rate was increased from 3.50% to 6.00% per annum.

(3)	On June 29, 2023, the Company and National Lending agreed to modify and extend Note 2022 - C’s maturity date from June 29, 2023 to June 29, 2024. As a part of the extension, the interest rate was increased from 3.75% to 6.00% per annum.

(4)	On July 12, 2023, the Company and National Lending agreed to modify and extend Note 2022 - D’s maturity date from July 12, 2023 to July 12, 2024. As a part of the extension, the interest rate was increased from 4.50% to 6.50% per annum.

(5)	On July 20, 2023, the Company repaid this outstanding promissory note in full, including principal and accrued interest.

(6)	Note 2024 - A was executed with National Lending for a maximum drawdown amount of $900,000. On December 12, 2024, the Company repaid this outstanding promissory note in full, including principal and accrued interest.

(7)	Note 2024 - B was executed with National Lending for a maximum drawdown amount of $2.0 million. On December 31, 2024, the Company repaid this outstanding promissory note in full, including principal and accrued interest.

For the years ended December 31, 2024 and 2023, the Company incurred approximately $34,000 and $276,000, respectively, in interest expense on promissory notes with National Lending. As of both December 31, 2024 and 2023, we had no outstanding accrued interest payable to National Lending.

7.             Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.             Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.             Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM's measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

10.          Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 24, 2025, for potential recognition or disclosure.

Status of our Offering

During the first quarter of 2025, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement on Form 1-A to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

Note Receivable

On January 8, 2025, the Company issued a promissory note to National Lending with a principal amount of $5.0 million. The note bears a 5.75% interest rate, and all interest is accrued, and will be received at maturity. The note matures on December 31, 2025. On March 27, 2025, National Lending fully repaid the outstanding principal balance, inclusive of accrued interest.

On April 4, 2025, the Company issued a promissory note to National Lending with a principal amount of $3.3 million. The note bears a 6.25% interest rate, and all interest is accrued, and will be received at maturity. The note matures on April 3, 2026. As of April 24, 2025, the outstanding balance of the receivable, inclusive of accrued interest, is approximately $3.3 million.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
2.2*	Amended and Restated Operating Agreement of Fundrise Growth eREIT III, LLC (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A filed on July 17, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 17, 2023)
6.1*	Form of License Agreement between Fundrise Growth eREIT III, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Washington, DC on April 24, 2025.

Fundrise Growth eREIT III, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 24, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 24, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)